EXHIBIT 99.14
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Inaugurates Demonstration Unit Signaling a New Direction in Plastics Production
Feluy, Belgium, October 1st, 2008 — At its petrochemicals complex in Feluy, Belgium, Total today inaugurated a demonstration plant intended to produce olefins and polyolefins from methanol. The integrated unit is the world’s first application of an innovative technology that helps to diversify the source of plastic feedstock.
The inauguration was attended by Jean-Claude Marcourt, Minister for Economy, Employment and Foreign Trade for the Belgian region of Wallonia, François Cornélis, Vice Chairman of the Executive Committee and President of Chemicals at Total, and Jean-François Minster, Senior Vice President, Scientific Development, Total.
Worldwide, the petrochemicals industry currently relies on oil and natural gas derivatives, naphtha or ethane, to produce olefins. These are subsequently converted into polyolefins, the raw material for plastics.
The pilot plant at Feluy was designed to assess, on a quasi-industrial scale, the technical feasibility and cost effectiveness of two integrated processes that produce olefins and subsequently polyolefins from methanol, which can be obtained from natural gas, coal or biomass. First, the UOP*/Hydro Methanol To Olefins (MTO) process converts methanol into light olefins (ethylene and propylene) and heavier olefins. The heavy olefins are in turn converted into light olefins, more specifically into propylene, via the UOP/Total Petrochemicals Olefin Cracking Process (OCP). All of these olefins are then converted into polyolefins at the existing pilot polymerization unit located nearby, at Total’s research center in Feluy.
Requiring a €45 million investment, the new MTO/OCP unit is a major technological and strategic project that will help Total to meet two key challenges. First, it will enable the Group to diversify its sources of petrochemicals feedstock, by reducing its dependence on oil. Second, the integrated unit will increase propylene yield, which is a major market advantage at a time of strong international demand for polypropylene.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
“Given that energy demand will continue to grow, petroleum supply will be tight and the prices should stay at a high level, we firmly believe that the methanol to olefins process will play a vital role in the production of petrochemical products in the future,” said François Cornélis. “Integrating the methanol to olefins and olefin cracking processes makes it possible to produce light olefins at a very reasonable cost.”
*	UOP is a subsidiary of the Honeywell Group.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com